UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

VISHAY PRECISION GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92835K 103
(CUSIP Number)

Felix Zandman
63 Lancaster Avenue
Malvern, Pennsylvania 19355-2143
(610) 644-1300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92835K 103	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Dr. Felix Zandman, individually and as trustee pursuant to the Voting Trust Agreement (as defined below).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

450,238 (1)
		8	SHARED VOTING POWER

571,435 (2)
		9	SOLE DISPOSITIVE POWER

47,062 (3)
		10	SHARED DISPOSITIVE POWER

571,435 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,021,673 (1), (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.29% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 92835K 103	13D	Page 3 of 6 Pages

(1) Includes (i) 3,010 shares of the common stock, par value $0.10 per share (“Common Stock”) of Vishay Precision Group, Inc. (“Company”) held by Dr. Zandman; (ii) 44,052 shares of the Company’s Common Stock issuable upon conversion of an equal number of shares of the Company’s Class B common stock, par value $0.10 per share (“Class B Common Stock”) held by Dr. Zandman; and (iii) 403,176 shares of Class B Common Stock that may be converted into 403,176 shares of Common Stock that are held in a voting trust of which Dr. Zandman is the trustee and over which Dr. Zandman has sole voting control. The shares held in the voting trust consist of 223,862 shares deposited by the Estate of Mrs. Luella B. Slaner and 179,314 shares deposited by Mrs. Slaner’s children and various trusts for the benefit of Mrs. Slaner’s children and grandchildren. The voting trust will remain in effect until the earlier of (x) February 1, 2050 or (y) the death or resignation or inability to act of Dr. Zandman, but will terminate at any earlier time upon the due execution and acknowledgment by the trustee of a deed of termination, duly filed with the registered office of the Company.

(2) Includes 571,435 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held in family trusts of which Dr. Zandman is the trustee and over which Dr. Zandman shares voting and dispositive control with his wife.

(3) Includes 3,010 shares of Common Stock and 44,052 shares of  Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock.

(4) Based on 12,331,166 shares of Common Stock outstanding as of July 6, 2010. The Class B Common Stock is entitled to 10 votes per share, while the Common Stock is entitled to one vote per share.  Accordingly, while the shares of Common Stock beneficially owned by Dr. Zandman assuming conversion of all Class B Common Stock beneficially owned by Dr. Zandman amounts to 8.29% of the Common Stock, the shares of Common Stock and Class B Common Stock beneficially owned by Dr. Zandman currently provide Dr. Zandman with 45.2% of the voting power of the Common Stock.

CUSIP No. 92835K 103	13D	Page 4 of 6 Pages

Item 1. Security and Issuer.

     The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the Common Stock of the Company. The principal executive offices of the Company are located at 3 Great Valley Parkway, Malvern, Pennsylvania 19355.

Item 2. Identity and Background.

(a) - (c)	This statement on Schedule 13D is being filed by Dr. Felix Zandman, individually and as trustee under the Voting Trust Agreement (the “Reporting Person”).

The business address of the Reporting Person is 63 Lancaster Avenue, Malvern, Pennsylvania 19355.

Dr. Zandman is the Executive Chairman of the board of directors and Chief Technical and Business Development Officer of Vishay Intertechnology, Inc. (“Vishay”) and serves as an R&D consultant to the Company. Dr. Zandman is neither a director nor an officer of the Company.

(d) and (e)	During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person obtained his shares of the Common Stock and Class B Common Stock on July 6, 2010, as a result of the spin-off by Vishay of the Company to the stockholders of Vishay (the “Spin-off”). In the Spin-off, stockholders of Vishay received as a dividend from Vishay one share of Common Stock for every 14 shares of Vishay common stock owned by them and one share of Class B Common Stock for every 14 shares of Vishay Class B common stock owned by them.

Item 4. Purpose of Transaction.

     The Reporting Person has no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Company on a continuing basis, and, depending on various factors, including, without limitation, the Company’s financial positions, the price levels of the aggregate number of outstanding shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may, in the future, take such actions with respect to their shares of the Company’s capital stock as he deems appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock; converting shares of Class B Common Stock to Common Stock; taking any action to change the composition of the Company’s board of directors, taking any other action with respect to the Company or any of its securities in any manner permitted by law or otherwise changing his intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 92835K 103	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a), (b) The aggregate number and percentage of shares of Common Stock owned by each of the Reporting Person is (i) based upon 12,331,166 outstanding shares of Common Stock of the Company that were distributed to the stockholders of Vishay on July 6, 2010, and (ii) assumes the conversion into Common Stock of all of the shares of Class B Common Stock beneficially owned by such person. The Reporting Person may be deemed to beneficially own an aggregate of 1,021,673 shares of Common Stock as a result of his beneficial ownership of (i) 3,010 shares of Common Stock and (ii) 1,018,663 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate number represents approximately 8.29% of the total shares of the Company’s Common Stock currently outstanding. The Class B Common Stock is entitled to 10 votes per share.  The shares of Common Stock and Class B Common Stock beneficially owned by the Reporting Person currently provide the Reporting Person with 45.2% of the voting power of the Common Stock.

     The Reporting Person may be deemed to have the sole power to vote or direct the vote of 450,238 shares of Common Stock, comprised of (i) 3,010 shares of Common Stock held by the Reporting Person, (ii) 44,052 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person; and (iii) 403,176 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock that are subject to the Voting Trust Agreement. The Reporting Person may be deemed to have the shared power to vote or direct the vote of 571,435 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person jointly with his wife. The Reporting Person may be deemed to have the sole power to dispose or direct the disposition of 47,062 shares of Common Stock, comprised of (i) 3,010 shares of Common Stock held by the Reporting Person and (ii) 44,052 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person; he may be deemed to have the shared power to dispose or direct the disposition of 571,435 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person jointly with his wife.

(c)	See Item 3 above, which is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On March 13, 1997, the Reporting Person and certain existing stockholders (the “Existing Stockholders”) of Vishay entered into the Voting Trust Agreement (as amended by Amendment no. 1, effective May 27, 2010, the “Voting Trust Agreement”). Pursuant to the Voting Trust Agreement, all of the Existing Stockholders contributed all shares of Vishay Class B common stock, par value $0.10 per share (the “Vishay Class B Common Stock”) and Class B Common Stock owned by them, and agreed to contribute such additional shares as they may later acquire or receive, to the voting trust established thereunder (the “Trust”). Upon contribution, such shares of Vishay Class B Common Stock and Class B Common Stock (collectively, the “Subject Shares”) are cancelled and reissued such that the record holder thereof is the Reporting Person, as trustee under the Voting Trust Agreement. The Reporting Person has sole power to direct the voting of the Subject Shares. Any cash dividends (or dividends in the form of property other than shares of Vishay Class B Common Stock or Class B Common Stock) paid with respect to the Subject Shares during the term of the Voting Trust Agreement will be distributed to the Existing Stockholders; all dividends paid in Vishay Class B Common Stock or Class B Common Stock, as applicable, will be retained by the Trust and will become Subject Shares.

     The Subject Shares may not be transferred during the term of the Voting Trust Agreement, but certificates representing the Subject Shares issued to each Existing Stockholder upon contribution of shares to the Trust are transferrable subject to the restrictions applicable to the transfer of Vishay Class B Common Stock and Class B Common Stock, as applicable.

     The Voting Trust Agreement will remain in effect until the earlier of (x) February 1, 2050 or (y) the death or resignation or inability to act of Dr. Zandman, but will terminate at any earlier time upon the due execution and acknowledgment by the trustee of a deed of termination, duly filed with the registered offices of each of Vishay and the Company.

Item 7. Material to Be Filed as Exhibits.

Exhibit
Number	Description
1	Voting Trust Agreement, dated March 13, 1997, by and among Dr. Felix Zandman and the signatories thereto.

2	Amendment No. 1 to Voting Trust Agreement, effective as of May 27, 2010, by and among Dr. Felix

CUSIP No. 92835K 103	13D	Page 6 of 6 Pages

Zandman and the signatories thereto.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2010	/s/ Felix Zandman
Dr. Felix Zandman